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                             August 29, 2023

       Walter Jankovic
       Chief Financial Officer
       Harmonic Inc.
       2590 Orchard Parkway
       San Jose, CA 95131

                                                        Re: Harmonic Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Filed February 28,
2023
                                                            Form 8-K furnished
on July 31, 2023
                                                            File No. 000-25826

       Dear Walter Jankovic:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Critical Accounting Estimates, page 37

   1. Please revise the discussion of your critical accounting policies to focus on the assumptions and
uncertainties that underlie your critical accounting estimates. Also quantify, where
material, and provide an analysis of the impact of critical accounting estimates on your
financial position and results of operations for the periods presented, including the effects
of changes in critical accounting estimates between periods. In addition, include a
qualitative and quantitative analysis of the sensitivity of reported results to changes in
your assumptions, judgments, and estimates, including the likelihood of obtaining materially
different results if different assumptions were applied. These disclosure should
supplement, not duplicate, the accounting policy disclosures included in your financial
statement footnotes. Please refer to SEC Release No. 33-8350.
 Walter Jankovic
FirstName LastNameWalter Jankovic
Harmonic Inc.
Comapany
August 29, NameHarmonic
           2023         Inc.
August
Page 2 29, 2023 Page 2
FirstName LastName
Results of Operations, page 39

2. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each factor contributed to the overall change in that line item. In addition, where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. As an example, your consolidated and segment revenue discussions on pages 39 and 42 discuss changes attributable to various factors that have not been quantified, such as the reduction in Appliance sales and the impact of ceasing sales activities in Russia, and/or do not explain in sufficient detail the forces driving such factors, such as the "continued penetration" and "increasing usage"
         from existing customers. Ensure your narrative better enables investors to see the company through the eyes of management and provides information about the quality of, and potential variability of, your earnings and cash flows, so that investors can ascertain the likelihood that past performance is indicative of future performance. See Item 303 of
         Regulation S-K and SEC Release No. 33-8350.
Report of Independent Registered Public Accounting Firm, page 49

3. Please amend your Form 10-K to include an audit report related to your consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for the fiscal year ended December 31, 2020, and the related notes. Consolidated Statements of Operations, page 51

4. We note that you separately present revenues and cost of revenues for "Appliance and integration" and "SaaS and service" on your consolidated statements of operations. Please confirm whether or not these categories represent amounts attributable to products and services pursuant to Rule 5-03(b)(1)-(2) of Regulation S-X. If they do not represent product and service categories, please revise to comply with such guidance or tell us how your current presentation complies with Rule 5-03.
Notes to Consolidated Financial Statements
Note 4: Revenue, page 60

5. We note that you recognize revenue related to hardware products, software products, solution sales, professional services, and support and maintenance services. We further note the description of your various product and service offerings under the "Our Products and Solutions" header on pages 7-8 and that you recognize revenues on both a point in time and over time basis. Pursuant to ASC 606-10-50-5 and ASC 606-10-55-89 through
         55-91, please provide disaggregated revenue disclosures that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. Also tell us the specific revenue categories included in the information regularly reviewed by your chief operating decision maker. If you believe your current presentation fully complies with ASC 606 disclosure requirements, please advise. Walter Jankovic
FirstName LastNameWalter Jankovic
Harmonic Inc.
Comapany
August 29, NameHarmonic
           2023         Inc.
August
Page 3 29, 2023 Page 3
FirstName LastName
Note 16: Earnings Per Share, page 76

6. Please tell us and revise your disclosures to clarify how you treat your convertible notes for earnings per share purposes. We note that you reference both the treasury stock and if-
         converted methods related to your convertible notes, presumably due to the adoption of
         ASU 2020-06, but do not specify the applicable fiscal years for each method. Also tell us how you applied the if-converted method for fiscal 2022, including how you determined approximately 5.1 million of the potential 19.9 million potential dilutive shares related to the 2022 and 2024 convertible notes should be included in the diluted EPS computation.
Note 17: Segment Information, Geographic Information and Customer Concentration, page 77

7. Please address the following comments related to your segment presentation:

                We note that you present more than one segment measures of profit or loss, including gross profit and operating income. It appears that operating income represent your segment measure of profit or loss under ASC 280-10-50-22 since you reconcile it to consolidated totals. Please tell us how your presentation of more than one measure of segment profit or loss, gross profit in particular, complies with the aforementioned guidance.

                Tell us whether or not segmental gross profit represents a non-GAAP measure and, if not, the reasons for your determination. To the extent it represents a non-GAAP measure, refrain from presenting it within your financial statement footnotes pursuant to Item 10(e)(1)(ii)(C) of Regulation S-K. To the extent presented in Management's
              Discussion & Analysis, ensure that you identify it as a non-GAAP measure, along with segment gross margin percentages, and provide all required disclosures, including a reconciliation to the GAAP measure.
Form 8-K furnished on July 31, 2023

Form 8-K furnished on July 31, 2023
Exhibit 99.1, page 1

8. We note that you present segmental gross profit, gross margin percentage, operating expenses, and Adjusted EBITDA, and segmental and consolidated Adjusted EBITDA margin percentage throughout your earnings release. Please revise future filings to clearly identify these measures as non-GAAP measures. To the extent GAAP and non-GAAP measures are commingled within the same table, such as segment gross profit within your
         GAAP and non-GAAP Financial Guidance tables on pages 2-3, ensure that your disclosures clearly identify the non-GAAP measures. Also reconcile segment Adjusted
         EBITDA and segment and consolidated Adjusted EBITDA margin percentage to the most directly comparable GAAP measure with equal or greater prominence. See Item
         10(e)(1)(i)(B) of Regulation S-K and Question 102.10(a) of the Non-GAAP Financial
         Measures Compliance and Disclosure Interpretations.
 Walter Jankovic
Harmonic Inc.
August 29, 2023
Page 4

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eiko Yaoita Pyles at 202-551-3587 or Andrew Blume at 202-551-3254
with any questions.



FirstName LastNameWalter Jankovic                         Sincerely,
Comapany NameHarmonic Inc.
                                                          Division of
Corporation Finance
August 29, 2023 Page 4                                    Office of
Manufacturing
FirstName LastName